March 30, 2005


Mail Stop 0409

VIA U.S. MAIL AND FAX (603) 887-2573

Richard J. Mitchell III
Chief Accounting Officer
MSGI Security Solutions, Inc.
575 Madison Ave.
New York, NY  10022

Re:	MSGI Security Solutions, Inc.
	Form 10-K for the year ended June 30, 2004
	File No. 1-01768

Dear Mr. Mitchell:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for the year ended June 30, 2004

Item 7 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, Capital Resources and Liquidity, pages
22-
25
1. Please revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital. Simply identifying that components of working capital changed does not provide a sufficient basis to analyze your cash flow from operating activities. For example, we note that changes in accounts payable and accrued expenses significantly impacted the cash flow, but are not provided with an understanding of what caused those changes. Refer to the Interpretive Guidance in SEC
Release 33-8350.

Item 9(a) - Controls and Procedures, pages 27-28
2. We note your disclosure that your officers have concluded that your internal controls are effective. Please revise to omit this disclosure since the conclusion is confusing to investors without the other information described in Item 308 of Regulation S-K.
3. Supplementally advise us, in detail, of the facts and circumstances that resulted in identification of material weaknesses in internal controls by your auditor. Additionally, disclose in reasonable detail the basis for officers` conclusions that the company`s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report in light of the material internal control weaknesses identified by your auditor.
4. Revise the disclosure to discuss the specific steps that the company has taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.
5. We note your disclosure that your "Disclosure Controls are effective to ensure that material information relating to the Company and its consolidated subsidiaries is made known to management." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
6. We also note that your Disclosure Controls are effective "during the period when [y]our periodic reports are being prepared." Please revise to state whether they are effective at June 30, 2004 as required by Item 307 of Regulation S-K.

Consolidated Statements of Operations, page 37
7. In future filings, please separately disclose interest income and interest expense. Refer to Rule 5-03 of Regulation S-X.

Consolidated Statements of Cash Flows, page 40
8. In a supplemental response, please tell us what consideration you gave to including the $1,000,000 loan to a related party and all related activity within investing activities. Reference is made to
SFAS 95, paragraphs, 15-17.
9. In future filings, please separately disclose the components of cash flows from discontinued operations within the relevant categories and consistently for each period. Also, please ensure that material amounts are not netted within each category.

Note 3. Acquisitions, page 46
10. In future filings and supplementally to us, please include a condensed balance sheet of the assets and liabilities acquired from
FDA and include all relevant disclosures required by paragraph 51 and
52 of SFAS 141.

Note 7. Goodwill and Other Intangible Assets, pages 48-49
11. We note that you recharacterized non-contractual customer relationships of approximately $800,000 upon adoption of SFAS 142. Please tell us how you came to the conclusion that these non-contractual customer relationships did not meet the separability criterion of SFAS 141, paragraph A21.

Note 14. Commitments and Contingencies, pages 50-51

Contingencies and Litigation
12. We note that during the year ended June 30, 2004, you reversed reserves of approximately $760,860 related to litigation with Red Mountain, LLP. In a supplemental response, please tell us how you accounted for the reversal of these reserves. In addition, tell us what consideration you gave to including this reserve on Schedule II
- Valuation and Qualifying Accounts.

Note 16. Common Stock, Stock Options, and Warrants, pages 52-54
13. In future filings please include all disclosures required by SFAS
123. Under SFAS 123, the following information should be disclosed for all periods for which an income statement is presented:
* The number and weighted-average exercise prices of options for each of the following groups of options: (1) those outstanding at the beginning of the year, (2) those outstanding at the end of the year,
(3) those exercisable at the end of the year, and those (4) granted,
(5) exercised, (6) forfeited, or (7) expired during the year.

* The weighted-average grant-date fair value of options granted during the year. If the exercise prices of some options differ from the market price of the stock on the grant date, weighted-average exercise prices and weighted-average fair values of options shall be disclosed separately for options whose exercise price (1) equals,
(2)
exceeds, or (3) is less than the market price of the stock on the grant date.

In addition, the range of exercise prices should be disclosed for options outstanding at June 30, 2004.

Note 18. Gain on Termination of Lease, page 55
14. In future filings, please consider disclosing a disaggregated rollforward of activity for each abanadoned lease reserve. For example, we note your discussion of a lease termination in Item 2, but cannot determine if it is included in the existing liability. In addition, please ensure your disclosure includes adequate explanation of any adjustments. Reference is made to EITF 94-3 and SAB Topic 5P.


*    *    *    *

      As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Matt Maulbeck, Staff Accountant, at (202)
942-
1905 or the undersigned at (202) 824-5222 if you have questions.



						Sincerely,


						Steven Jacobs
Accounting Branch Chief

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MSGI Security Solutions, Inc.
March 30, 2005

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